ENDEAVOR TRUST CORPORATION
Suite 702 - 777 Hornby Street
Vancouver, BC, V6Z 1S4 Canada

DRAGANFLY INC.

Security Class: Common Shares

Draganfly Inc.
235 103rd St E
Saskatoon, SK S7N 1Y8
Canada

FORM OF PROXY

Annual General Meeting of the Shareholders to be held on Thursday, June 18, 2026 (the "Meeting")

This Form of Proxy is solicited by and on behalf of the management of Draganfly Inc.

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the management to the holder.

If you appoint the Management Nominees, as defined herein, to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by management.

Proxies submitted must be received by 10:00 A.M., Pacific Time, on Tuesday, June 16, 2026 or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS	
MAIL or HAND DELIVERY	Endeavor Trust Corporation 702 – 777 Hornby Street Vancouver, BC V6Z 1S4
FACSIMILE – 24 Hours a Day	604-559-8908
EMAIL	proxy@endeavortrust.com
ONLINE	As listed on Form of Proxy or Voting Instruction Form

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy.

Login information for online voting
www.eproxy.ca
Control Number:
Password:

Appointment of Proxyholder

I/We, being holder(s) of certain common shares in the capital of **Draganfly Inc.** hereby appoint: **Cameron Chell, Chief Executive Officer and President**, or, failing him, **Paul Sun, Chief Financial Officer** (the "Management Nominees").	**OR**	**Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.**	☐

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general meeting of shareholders of **Draganfly Inc.** to be held at **Suite 2700, The Stack, 1133 Melville Street, Vancouver, BC V6E 4E5, on June 18, 2026 at 10:00 A.M., Pacific Time**, and at any adjournment or postponement thereof. If you are unable to attend the Meeting in person, you are encouraged to vote on the following matters before the Meeting by proxy and to join the Meeting online at https://www.microsoft.com/en/microsoft-teams/join-a-meeting (Meeting ID: 262 362 233 185 932 and Passcode: h7dZ6qC3) or by dialing your local number which can be located at https://dialin.teams.microsoft.com/df1df43d-dc4f-4f50-a77b-b9f70994b16a?id=476638746 (Conference ID: 837 347 514#).

MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors	**For**	Against
The number of Directors shall be set to seven (7).	☐	☐
2. Election of Directors	**For**	Withhold
i) **Cameron Chell**	☐	☐
ii) **Kim G.C. Moody**	☐	☐
iii) **Thomas Modly**	☐	☐
iv) **Tim Dunnigan**	☐	☐
v) **Christopher Miller**	☐	☐
vi) **Denis Silva**	☐	☐
vii) **Paul Dadwal**	☐	☐
3. Appointment of Auditor	**For**	Withhold
To appoint DMCL LLP, Chartered Professional Accountants, as auditors of Draganfly Inc. for the ensuing year and to authorize the directors to fix their remuneration.	☐	☐
4. Approval of Share Compensation Plan	**For**	Against
To consider and, if deemed advisable, pass a resolution ratifying, confirming and approving the Company's share compensation plan with certain amendments, as such resolution is set forth in the management information circular for the Meeting.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this proxy will be voted as recommended by management.

Signature(s)

____

____

Print Name(s) & Signing Capacity(ies), if applicable

____

Date (MM-DD-YY)
THIS PROXY MUST BE DATED

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, or a notice advising how to access financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports – Mark the box to the right if you would like to RECEIVE interim financial statements and accompanying management's discussion & analysis by mail. ☐

Annual Financial Report – Mark the box to the right if you would like to RECEIVE annual financial statements and accompanying management's discussion and analysis by mail. ☐

To request the receipt of future documents via email, you may contact Endeavor Trust Corporation at proxy@endeavortrust.com.